
02003361

UNITED STATES
[SECURITI]ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-42456

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2002 340

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Lauren + Merlin INC
Formerly L+M Financial Services

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5510 Pearl Rd #98
(No. and Street)

Parma (City) OH (State) 44129 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAUREN A. FERRANTE 440-884-4495
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRANK Richard Albert
(Name — *if individual, state last, first, middle name*)

6151 Wilson Mills Rd #210 (Address) Highland Hts (City) OH (State) 44143 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 22 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard A. Frank CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L+M Financial Services, as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Richard A Frank
Signature

CPA
Title

Edward A. Krause
Notary Public

Edward A. Krause, Attorney
Notary Public: State of Ohio
Commission does not expire.
Section 147.03 O.R.C.

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements

L & M FINANCIAL SERVICES

December 31, 2001

RICHARD A. FRANK, CERTIFIED PUBLIC ACCOUNTANT
6151 Wilson Mills Road, Suite 210, Highland Heights, OH 44143
Phone: 440-720-1940 ~ Fax: 440-720-1942

RICHARD A. FRANK
Certified Public Accountant
6151 Wilson Mills Road, Suite 210
Highland Heights, OH 44143
Phone 440-720-1940 ~ FAX 440-720-1942

February 26, 2002

The Stockholders
L & M Financial Services
Cleveland, Ohio

We have audited the accompanying balance sheet of L & M Financial Services as of December 31, 2001, and the related statements of income, changes in stockholders' equity, changes in retained earnings, cash flow, and computation of net capital for the period then ended. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L & M Financial Services at December 31, 2001, and the results of its operations for the twelve months ended December 31, 2001, in conformity with generally accepted accounting principles.

Further, it is our opinion that the computation of net capital is fairly stated in all respects and no material differences exist between the computation of net capital and the broker-dealer's corresponding unaudited Part IIA. In addition, no material inadequacies were found to exist.



Richard A. Frank
Certified Public Accountant

L & M FINANCIAL SERVICES
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

Current Assets			
Cash in bank	$ 9,898.12		
Accounts receivable-trade	35,732.80		
Total Current Assets		$45,630.92	
Property, Plant and Equipment			
Furniture, fixtures, and equipment	3,265.00		
Machinery and equipment	6,521.00		
Depreciation-furniture & fixtures	(3,265.00)		
Depreciation-machinery & equipment	(6,521.00)		
Total Property, Plant & Equipment		0.00	
Other Assets			
Deposits	25,675.00		
Investments	47,349.54		
Total Other Assets		73,024.54	
Total Assets			$118,655.46

LIABILITIES AND EQUITY

Current Liabilities			
Accounts payable-trade	$ 9,675.02		
Accrued commissions & other expenses payable	21,568.50		
Accrued payroll taxes	183.11		
Total Current Liabilities		$31,426.63	
Equity			
Common stock	141,000.00		
Retained earnings deficit	(53,771.17)		
Total Equity		87,228.83	
Total Liabilities and Equity			$118,655.46

See accompanying notes and accountant's report.

L & M FINANCIAL SERVICES
INCOME STATEMENT
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001

	Amount	Percent
Income		
Sales	$568,719.08	99.9
Capital gains on investments	8,661.10	0.1
Interest income	.11	0.0
Total Income	577,380.29	100.0
Expenses		
Salaries and wages	117,200.00	20.3
Advertising	100.00	0.0
Automobile expenses	3,133.00	0.5
Bank service charges	131.25	0.0
City corporate income tax	306.00	0.1
Commissions	355,612.70	61.6
Dues and subscriptions	6,448.64	1.1
Insurance	1,545.00	0.3
Interest expense	538.85	0.1
Office expenses	13,474.49	2.3
Postage	1,630.72	0.3
Professional fees	3,520.00	0.6
Refunds	7,137.53	1.2
Rent	15,816.00	2.7
Repair and maintenance	101.65	0.0
Operating expenses	17,927.73	3.1
Taxes on payroll	8,362.48	1.5
Telephone	6,152.39	1.1
Travel	300.00	0.1
Total Expenses	559,438.43	96.9
Net Income/(Loss)	$ 17,941.86	3.1

See accompanying notes and accountant's report.

L & M FINANCIAL SERVICES
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
JANUARY 1, 2001, THROUGH DECEMBER 31, 2001

Balance as of January 1, 2001	$138,000.00
Shares purchased	
Harry Miller	3,000.00
Balance as of December 31, 2001	$141,000.00

See accompanying notes and accountant's report.

L & M FINANCIAL SERVICES
STATEMENT OF CHANGES IN RETAINED EARNINGS
JANUARY 1, 2001, THROUGH DECEMBER 31, 2001

Balance as of January 1, 2001	$(53,529.03)
2001 Net Income	17,941.86
2001 Stockholder Distributions	(18,184.00)
Balance as of December 31, 2001	$(53,771.17)

See accompanying notes and accountant's report.

L & M FINANCIAL SERVICES
STATEMENT OF CASH FLOWS
JANUARY 1, 2001, THROUGH DECEMBER 31, 2001

Cash flow from operations	
Net income per income statement	$17,941.86
Accounts receivable-trade decrease	4,085.72
Investments increase	(22,638.16)
Accounts payable trade increase	9,675.02
Accrued commissions and other expenses payable increase	1,483.49
Accrued payroll taxes payable decrease	(765.89)
GE Card Services payable decrease	(215.54)
Cash flow from operations	9,566.50
Cash received from shareholders for the purchase of additional shares of stock	3,000.00
Cash distributions to shareholders	(18,184.00)
Net decrease in cash	(5,617.50)
Cash balance beginning of year	15,515.62
Cash balance end of year	$ 9,898.12

See accompanying notes and accountant's report.

L & M FINANCIAL SERVICES
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2001

Allowable assets:		
Total assets		$118,655.46
Difference in investment value:		
Investments @ market value	$24,426.77	
Less investments @ cost	47,349.54	
Difference		(22,922.77)
Security deposit		(675.00)
Total allowable assets		95,057.69
Less current liabilities		31,426.63
Net capital before haircuts		63,631.06
Haircut on the market value of investments		(3,624.00)
Net capital		$ 60,007.06

See accompanying notes and accountant's report.

L & M FINANCIAL SERVICES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Nature of Business
The company operates as a discount securities brokerage firm. All trades are cleared and settled through RBC Dain Correspondent Services, a Division of RBC Dain Rauscher, a member of The New York Stock Exchange and The Securities Investor Protection Corporation.

Accounts Receivable-Trade
Accounts receivable-trade represents commissions owed to brokers and agents at the end of the month. These amounts are generally paid by the 5th of the following month.

Depreciation
The company's property, plant, and equipment are depreciated using the MACRS method.

Deposits
The company maintains a $25,000 security deposit at RBD Dain Correspondent Services and a $675 security deposit for the company's rented office space.

Investment
This represents the cost of listed securities held at RBC Dain Correspondent Services, in the name of the company. The market value of such securities at December 31, 2001 was $24,426.77.

Accounts Payable-Trade
This represents the amount of margin debt due RBC Dain Correspondent Services.

Accrued Commission and Other Expenses Payable
Accrued commissions payable represents commissions due to registered representatives at the end of the month--$20,612.50. These amounts are generally paid by the 7th of the following month. Accrued other expenses payable represents automobile expense reimbursements due company employees at the end of the month--$956.00. These amounts will be paid in January 2002.

Accrued Payroll Taxes
Accrued payroll taxes represents city and state income taxes withheld from employees' pay at the end of the month. These amounts are paid to the proper taxing authority by the due dates the following month.

Federal Income Tax
The company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) Part IIA Quarterly 17a-5(a) INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic (selected) Alternate [0011]

Name of Broker Dealer: L&M FINANCIAL SERVICES [0013]

SEC File Number: 8- 42456 [0014]

Address of Principal Place of Business: 5510 PEARL RD [0020]

PARMA [0021] OH [0022] 44129 [0023]

Firm ID: 26247 [0015]

For Period Beginning 10/01/2001 [0024] And Ending 12/31/2001 [0025]

Name and telephone number of person to contact in regard to this report:

Name: LAUREN A. FERRANTE [0030] Phone: 440-884-4495 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____ [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes [0040] No (selected) [0041]

Check here if respondent is filing an audited report [0042]

ASSETS

Consolidated [0198] Unconsolidated (selected) [0199]

		Allowable	Non-Allowable	Total
1.	Cash	9,898 [0200]		9,898 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	60,733 [0295]		

	B. Other	[0300]	[0550]	60,733 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	24,426 [0424]		
	E. Spot commodities	[0430]		24,426 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities [0170]			
	B. Other securities [0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	

		A.I.	Non-A.I.	Total
C.	Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11.	Other assets	[0535]	675 [0735]	675 [0930]
12.	TOTAL ASSETS	95,057 [0540]	675 [0740]	95,732 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	9,675 [1315]	9,675 [1560]
	B. Other	[1115]	[1305]	0 [1540]
15.	Payable to non-customers	[1155]	[1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	[1205]	21,751 [1385]	21,751 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	0 [1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value:			0

			[1410]	[1720]
	from outsiders [0990]			
C.	Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
	1. from outsiders [1000]			
	2. Includes equity subordination (15c3-1(d)) of [1010]			
D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	0 [1230]	31,426 [1450]	31,426 [1760]

Ownership Equity

			Total
21.	Sole proprietorship		[1770]
22.	Partnership (limited partners [1020])		[1780]
23.	Corporations:		
	A.	Preferred stock	[1791]
	B.	Common stock	141,000 [1792]
	C.	Additional paid-in capital	[1793]
	D.	Retained earnings	-76,695 [1794]
	E.	Total	64,305 [1795]
	F.	Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY		64,305 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY		95,731 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2001 [3932] Period Ending 12/31/2001 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	42,654 [3935]
	b.	Commissions on listed option transactions	22,614 [3938]
	c.	All other securities commissions	57,823 [3939]
	d.	Total securities commissions	123,091 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	[3945]
	b.	From all other trading	[3949]
	c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts		9,578 [3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		18,356 [3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		5,560 [3995]
9.	Total revenue		156,585 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		32,400 [4120]
11.	Other employee compensation and benefits		76,630 [4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a.	Includes interest on accounts subject to subordination agreements [4070]	
14.	Regulatory fees and expenses		2,217 [4195]
15.	Other expenses		48,086 [4100]
16.	Total expenses		159,333 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-2,748 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-2,748 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-31,229 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--*All customer transactions cleared through another broker-dealer on a fully* disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 45411 [4335A]	RBC DAIN RAUSCHER INC. [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	64,305 [3480]
2.	Deduct ownership equity not allowable for Net Capital	[3490]

3.	Total ownership equity qualified for Net Capital			64,305 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			64,305 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		675 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	-675 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			63,630 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and investment securities:			
	1. Exempted securities		[3735]	
	2. Debt securities		[3733]	
	3. Options		[3730]	
	4. Other securities		3,623 [3734]	
	D. Undue Concentration		[3650]	
	E. Other (List)			

	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-3,623 [3740]
10. Net Capital			60,007 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	0 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	50,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	50,000 [3760]
14.	Excess net capital (line 10 less 13)	10,007 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	60,007 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			0 [3790]
17.	Add:			
	A. Drafts for immediate credit		[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
	C. Other unrecorded amounts(List)			
		[3820A]	[3820B]	
		[3820C]	[3820D]	
		[3820E]	[3820F]	
			0 [3820]	0 [3830]
19.	Total aggregate indebtedness			0 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		%	0 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	_ [4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	_ [4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	_ [4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	_ [4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	_ [4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	_ [4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	_ [4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	_ [4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	_ [4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	_ [4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		67,053 [4240]
	A. Net income (loss)		-2,748 [4250]
	B. Additions (includes non-conforming capital of	[4262])	[4260]
	C. Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		64,305 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	0 [4300]
	A. Increases	0 [4310]
	B. Decreases	0 [4320]
4.	Balance, end of period (From item 3520)	0 [4330]